June 5, 2012



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Quaker Chemical Corp.
	As of May 31, 2012

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change of beneficial ownership to less than 10% as of May 31, 2012 filed on behalf of Eagle
Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dlv
Enclosures

cc:	Office of the Corporate Secretary
	Quaker Chemical Corp.
	One Quaker Park
	901 Hector Street
	Conshohocken, PA 19428

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.   3   )*


	Quaker Chemical Corp.

	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	747316107
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 747316107                               13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                           1,368,769
      BENEFICIALLY            6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    MAY 31, 2012      7  SOLE DISPOSITIVE POWER
        BY EACH                           1,368,769
       REPORTING              8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,368,769

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	10.57%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	Quaker Chemical Corp.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

       		One Quaker Park, 901 Hector Street
		Conshohocken, PA 19428


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

        	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock

Item 2(e)	CUSIP Number:

          	747316107

Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of May 31, 2012

         (a)  	Amount Beneficially Owned:

              	1,368,769 shares of common stock beneficially owned including:

                 No. of Shares
             	 Eagle Asset Management, Inc.                   1,368,769

          (b)  	Percent of Class:                              	10.57%


         (c)	Deemed Voting Power and Disposition Power:

          (i)            	(ii)           	       (iii)                   (iv)
              	                                  	        Deemed          Deemed
           Deemed          Deemed  	        to have           to have
           to have           to have                Sole Power    Shared Power
           Sole Power     Shared Power     to Dispose    to Dispose
            to Vote or       to Vote or           or to               or to
            to Direct         to Direct              Direct the       Direct the
             to Vote           to Vote                Disposition    Disposition

Eagle   1,368,769      ----           	  1,368,769	               ----
Asset Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
             	(___)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2012		 EAGLE ASSET MANAGEMENT, INC.



 				_________________________________
 				Damian Sousa
 				Vice President
 				Chief Compliance Officer





Page 5 of 5 Pages